EXHIBIT 99.3
Media release

13 July 2022

Rio Tinto expands low-carbon billet production in Canada

ALMA, Canada – Rio Tinto is investing US$188 million (CA$240 million) to increase the production capacity for low-carbon, high value aluminium billets at its Alma smelter in Lac-Saint-Jean, Quebec by 202,000 metric tonnes.

The existing casting center at Rio Tinto's Alma plant will be expanded to accommodate new state-of-the-art equipment, including a casting pit and furnaces, allowing a larger portion of the aluminium produced to be converted to higher value billets. Construction will begin in May 2023, after completing detailed engineering and preliminary work, and commissioning is expected in the first quarter of 2025.

Global demand for aluminium extrusion products is expected to grow at an average of about 3% per year over the next ten years, driven by the energy transition and decarbonization1.

The investment will strengthen the supply chain in North America and allow Rio Tinto to be more agile and flexible to support the critical growth of North American manufacturers for a variety of high value-added products, primarily in the automotive and construction industries. Aluminium billets are extruded through a die and the resulting profiles are used to make various products like bumpers and roof rails for cars as well as doors and window frames.

The investment is expected to generate nearly US$160 million (CA$200 million) in economic benefits for Quebec. The project will create around 40 new permanent jobs and help to support the 770 existing jobs at the Alma plant.

Sébastien Ross, Managing Director of Rio Tinto Aluminium's Atlantic operations, said: “This expansion of our low carbon aluminium billet production capacity in Quebec will allow us to better meet our customer’s growing demand for high quality alloys and value-added products made with renewable hydroelectricity. This new capacity will help to strengthen the position of our Alma smelter and we are proud to work with our employees, clients, Quebec equipment manufacturers and partners to bring this much anticipated project to fruition.”

The Honourable François-Philippe Champagne, Canada’s Minister of Innovation, Science and Industry, said: “Today's announcement shows the strength of Canada's aluminum industry. Along with significant economic benefits, Rio Tinto's investment will see more jobs and more growth in our country, while cementing Canada’s position as a global leader in the low carbon economy.”

Mr. Pierre Fitzgibbon, Quebec Minister of Economy and Innovation, and Regional Economic Development, added: “In Quebec, we produce the greenest aluminum in the world. Modernization projects such as this one will enable us to maintain our leadership position in this area and contribute to the growth of this strategic sector. We have always said that the environment can and must serve the economy. The Rio Tinto project is a perfect example."
1 CRU

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